Exhibit 99.1
SHINHAN FINANCIAL GROUP CO., LTD.
(Unaudited)
June 30, 2010
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated statement of financial position of Shinhan Financial Group Co., Ltd. (the “Company”) as of June 30, 2010, the related non-consolidated statements of income for the three-month and six-month periods ended June 30, 2010 and 2009, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2010 and 2009. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated statement of financial position of the Company as of December 31, 2009 and the related non-consolidated statement of income, appropriation of retained earnings, changes in equity and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 5, 2010 expressed an unqualified opinion. The accompanying non-consolidated statements of financial position of the Company as of December 31, 2009, presented for comparative purposes, is not different from that audited by us in all material respects.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
KPMG Samjong Accounting Corp.
Seoul, Korea
July 29, 2010

This report is effective as of July 29, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Financial Position
As of June 30, 2010 and December 31, 2009
(Unaudited)

(In millions of Won)	Notes	2010		2009

Assets
Cash and due from banks	18	~~W~~	514,907	429,825
Equity method investments	3		25,505,689	25,035,976
Loans, net of allowance for loan losses	4,18,24		1,517,375	1,567,125
Property and equipment, net	5		1,638	1,191
Other assets, net	6,10,18		334,000	86,589

Total assets		~~W~~	27,873,609	27,120,706

Liabilities
Borrowings	7	~~W~~	464,000	674,000
Debentures,net	8		5,588,417	5,593,318
Retirement and severance benefits			817	1,441
Other liabilities	9,10,18		330,436	123,586

Total liabilities			6,383,670	6,392,345

Stockholders’ equity
Capital stock, ~~W~~5,000 par value
Authorized 1,000,000,000 shares	12
Common stock			2,370,998	2,370,998
Issued and outstanding — 474,199,587 shares in 2010 and 2009

Redeemable and convertible preferred stock			481,475	481,475
Issued and outstanding — 53,094,459 shares in 2010 and 2009

Capital surplus			9,924,852	9,924,852
Capital adjustments			(417,192)	(417,142)
Accumulated other comprehensive income	3,19		1,005,524	1,182,573
Retained earnings	13		8,124,282	7,185,605

Total stockholders’ equity			21,489,939	20,728,361

Total liabilities and stockholders’ equity		~~W~~	27,873,609	27,120,706

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three-month and six-month periods ended June 30, 2010 and 2009
(Unaudited)

		2010			2009
(In millions of Won,		Three-month			Three-month	Six-month
except earnings per share)	Notes	period		Six-month period	period	period
Operating revenue
Gain from equity method investees	3,23	~~W~~	634,786	1,453,191	478,319	648,242
Interest income	18		25,566	51,414	39,469	79,279
Royalty	18		26,619	60,641	33,997	67,990
Other			23,501	16,278	1,674	2,669

			710,472	1,581,524	553,459	798,180

Operating expense
Loss from equity method investees	3,23		7	460	—	—
Interest expense			82,298	166,904	109,006	225,670
Fees and commission			39	104	123	156
General and administrative expenses	15,18		23,631	37,606	15,108	24,647
Other			23,501	16,278	—	—

			129,476	221,352	124,237	250,473

Operating income			580,996	1,360,172	429,222	547,707

Non-operating income, net			67	340	10,387	10,367

Income before income taxes			581,063	1,360,512	439,609	558,074

Income tax benefits	16		2,486	4,329	—	13

Net income		~~W~~	583,549	1,364,841	439,609	558,087

Basic earnings per share in Won	17	~~W~~	1,105	2,629	798	975

Diluted earnings per share in Won	17	~~W~~	1,086	2,578	788	973

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Equity
For the six-month periods ended June 30, 2010 and 2009
(Unaudited)

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
(In millions of Won)	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2009	~~W~~	2,462,473	9,032,572	(432,887)	242,331	6,301,394	17,605,883
Dividends paid						(244,988)	(244,988)
Common stock issuance		390,000	885,260	—	—	—	1,275,260
Net income		—	—	—	—	558,087	558,087
Changes in retained earnings of subsidiaries		—	—	—	—	(54)	(54)
Changes in unrealized holding gains (losses) of equity method investees		—	—	—	324,264	—	324,264
Changes in other capital surplus		—	200	—	—	—	200
Changes in other capital adjustment		—	—	15,019	—	—	15,019

Balance at June 30, 2009	~~W~~	2,852,473	9,918,032	(417,868)	566,595	6,614,439	19,533,671

					Accumulated
					other
	Capital		Capital	Capital	comprehensive	Retained
(In millions of Won)	stock		surplus	adjustments	income	earnings	Total
Balance at January 1, 2010	~~W~~	2,852,473	9,924,852	(417,142)	1,182,573	7,185,605	20,728,361
Dividends paid		—	—	—	—	(427,861)	(427,861)
Net income		—	—	—	—	1,364,841	1,364,841
Changes in retained earnings of Subsidiaries		—	—	—	—	1,697	1,697
Changes in unrealized holding gains (losses) of equity method investees		—	—	—	(177,378)	—	(177,378)
Changes in valuation gains (losses) on derivatives		—	—	—	329	—	329
Changes in other capital adjustment		—	—	(50)	—	—	(50)

Balance at June 30, 2010	~~W~~	2,852,473	9,924,852	(417,192)	1,005,524	8,124,282	21,489,939

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2010 and 2009
(Unaudited)

(In millions of Won)	2010		2009

Cash flows from operating activities
Net income	~~W~~	1,364,841	558,087
Adjustments for :
Depreciation		302	229
Amortization		364	204
Provision for (reversal of) allowance for loan losses and other assets		995	(2,669)
Provision for retirement and severance benefits		397	611
Gain from equity method investees, net		(1,452,731)	(648,242)
Gain from disposition of property and equipment, net		—	(38)
Share-based compensation		1,617	368
Others		(1,882)	(7,732)

Changes in assets and liabilities :
Dividends received from equity method investees		795,951	146,241
Decrease in other assets		10,553	46,578
Decrease in other liabilities		(8,592)	(11,419)
Retirement and severance benefits paid		(201)	(380)
Decrease in deposit for severance benefit insurance		2,300	187
Increase in pension for retirement and severance benefits		(3,272)	—

Net cash provided by operating activities		710,642	82,025

Cash flows from investing activities
Cash provided by investing activities:
Decrease in equity method investments		—	52,665
Collection of loans		50,000	585,000
Decrease in property and equipment		—	59
Decrease in other assets		—	1,008

		50,000	638,732

Cash used in investing activities:
Increase in equity method investments		(10,026)	(31,048)
Loan originations		—	(50,000)
Purchase of property and equipment		(749)	(54)
Increase in guarantee deposits		(3,500)	—
Increase in other assets		(115)	(543)

		(14,390)	(81,645)

Net cash provided by investing activities		35,610	557,087

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the six-month periods ended June 30, 2010 and 2009
(Unaudited)

(In millions of Won)	2010		2009

Cash flows from financing activities
Cash provided by financing activities:
Proceeds from borrowings	~~W~~	390,000	50,000
Proceeds from issuance of debentures		1,050,000	—
Proceeds from issuance of common stock		—	1,310,400

		1,440,000	1,360,400

Cash used in financing activities:
Repayment of borrowings		(600,000)	(315,000)
Repayment of debentures		(1,070,000)	(1,190,000)
Debentures issuance cost paid		(3,626)	—
Stock issuance cost paid		—	(35,140)
Dividends paid		(427,544)	(245,032)

		(2,101,170)	(1,785,172)

Net cash used in financing activities		(661,170)	(424,772)

Net increase in cash and due from banks		85,082	214,340

Cash and due from banks at beginning of period		429,825	670,815

Cash and due from banks at end of period	~~W~~	514,907	885,155

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
Jun 30, 2010
(Unaudited)

1.	General Description of the Company
Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of June 30, 2010, the Company had 12 subsidiaries accounted for under the equity method and its capital stock consisted of ~~W~~2,370,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.

Details of its subsidiaries were as follows:
(a)	Shinhan Bank

Chohung Bank was established on October 1,1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of June 30, 2010, Shinhan Bank operated through 830 domestic branches, 102 depository offices and 6 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.

(b)	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. Shinhan Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively.

As of June 30, 2010, Shinhan Card had 48 branches, approximately 2.48 million merchants in its network, 14.81 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2010
(Unaudited)

1.	General Description of the Company, Continued
(c)	Shinhan Investment Corp. (formerly Good Morning Shinhan Securities Co., Ltd.)

Shinhan Investment Corp.(“Shinhan Investment”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of June 30, 2010, it operated through 88 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of June 30, 2010, Shinhan Life Insurance operated through 166 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd. Shinhan Capital’s capital stock as of June 30, 2010 amounted to ~~W~~180,000 million.

(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of June 30, 2010 amounted to ~~W~~110,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of June 30, 2010 amounted to ~~W~~3,000 million.

(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of June 30, 2010 amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2010
(Unaudited)

1.	General Description of the Company, Continued
(i)	Shinhan BNP Paribas Asset Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities, and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd.

Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Asset Management Co., Ltd.(“Shinhan BNP Paribas AMC”) in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008.

Shinhan BNP Paribas AMC’s capital stock as of June 30, 2010 amounted to ~~W~~75,374 million.

(j)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of June 30, 2010 amounted to ~~W~~1,000 million.

(k)	SHC Management Co., Ltd.

SHC Management Co., Ltd. (“SHC Management”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. SHC Management was principally engaged in credit card services, factoring, consumer loans and installment financing. However, effective October 1, 2007, SHC Management transferred all assets, liabilities and operations to Shinhan Card. SHC Management’s capital stock as of June 30, 2010 amounted to ~~W~~500 million.

(l)	Shinhan Data System Co., Ltd.

Shinhan Data System Co., Ltd. (“Shinhan Data System) was established on May 1, 1991 to engage in deveploping and operating computer system, providing information, processing services, and operating and storing electronic documents. On January 4, 2010, the Company acquired 200,000 shares (100%) of the outstanding shares of Shinhan Data System at ~~W~~50,130 per share from Shinhan Bank in accordance with a resolution of the Board of Directors’ meeting held on November 12, 2009. Shinhan Data System’s capital stock as of June 30, 2010 amounted to ~~W~~1,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2010
(Unaudited)

1.	General Description of the Company, Continued
Details of ownership as of June 30, 2010 and December 31, 2009 were as follows:

		2010		2009
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,585,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Shinhan Investment	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	15,241,424	68.9	15,241,424	68.9
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas AMC	9,798,586	65.0	9,798,586	65.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	SHC Management	100,000	100.0	100,000	100.0
	Shinhan Data System	200,000	100.0	—	—

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for the use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2010
(Unaudited)

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(b)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 percent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company audits goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

If the investee is a subsidiary, net income and net assets of the parent company’s separate financial statements should agree with the parent company’s share in the net income and net assets of the consolidated financial statements, except when the Company discontinues the application of the equity method due to its investment in a subsidiary being reduced to zero.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2010
(Unaudited)

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(c)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount based on an analysis of individual accounts or Financial Supervisory Services (“FSS”) guidelines.

(d)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value. Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	²	²
Leasehold improvement	Straight-line	²
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(e)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

(f)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(g)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company has introduced a pension plan since 2010. Under the Retirement Benefits Regulation, consideration of service requirements under the plan begins from the date employees join the company (where benefits are paid in interim payments, the date of interim payments). The type of pension plan adopted by the company is defined benefit pension plan, where each eligible employee receives a fixed amount of pension after retirement. The Bank’s estimated liability under the pension plan which would be payable if all employees left at the end of reporting period is accrued as a liability for retirement and severance benefits in the accompanying non-consolidated statements of financial position. Pension plan assets are reflected in the accompanying non-consolidated statements of financial position as a reduction of the liability for retirement and severance benefits. Provided that the amount of pension plan assets exceeds the amount of the liability for retirement and severance benefits, the exceeding amount is presented as investments.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2010
(Unaudited)
2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Translation of Foreign Currency Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the end of the reporting period, with the resulting gains and losses recognized in current results of operations. Assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,210.3 and ~~W~~1,167.6 to $1 based on the basic exchange rate and the cross exchange rates announced by the Seoul Money Brokerage Services, Ltd. on June 30, 2010 and December 31, 2009, the last business day of each respective period, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction.

(i)	Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Attributable transaction costs are recognized in profit or loss when incurred.
Hedge accounting
Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction, it is designated as a cash flow hedge.
The Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company documents its assessment, both at hedge inception and on a monthly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items.
Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the non-consolidated statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity as other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the earnings. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2010
(Unaudited)

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(i)	Derivatives and Hedge Accounting, Continued

Derivatives that do not qualify for hedge accounting
Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in the non-consolidated statement of income.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in the non-consolidated statement of income

(j)	Share-Based Payments

The Company has granted share options or performance share to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(k)	Interest Income

Interest income on Company deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.

(l)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
June 30, 2010
(Unaudited)

2.	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Income Taxes, Continued

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Changes in deferred taxes due to a change in the tax rate except for those related to items initially recognized outside profit or loss (either in other comprehensive income or directly in equity) are recognized as income in the current period.

The Company has filed with the Korean tax authorities a national income tax return under the consolidated corporate tax system, which allows national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

(m)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

(n)	Earnings per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

3.	Equity Method Investments
Details of equity method investments as of June 30, 2010 were as follows:

	2010
						Accumulated
			Acquisition	Equity		Other
	Beginning		(dividend),	method	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	13,617,579	(145,314)	905,722	(50)	(190,874)	1,697	14,188,760
Shinhan Card		7,919,672	(600,018)	375,083	—	(4,670)	—	7,690,067
Shinhan Investment		1,841,420	(15,000)	22,000	—	4,689	—	1,853,109
Shinhan Life Insurance		982,775	(30,000)	103,944	—	9,399	—	1,066,118
Shinhan Capital		408,922	—	22,596	—	2,028	—	433,546
Jeju Bank		135,220	—	8,259	—	2,187	—	145,666
Shinhan Credit Information		15,385	(1,200)	748	—	—	—	14,933
Shinhan PE		14,783	—	1,809	—	—	—	16,592
Shinhan BNP Paribas AMC		91,565	(21,361)	13,030	—	(137)	—	83,097
Shinhan Macquarie		—	—	—	—	—	—	—
SHC Management		8,655	—	(422)	—	—	—	8,233
Shinhan Data System		—	5,606	(38)	—	—	—	5,568

	~~W~~	25,035,976	(807,287)	1,452,731	(50)	(177,378)	1,697	25,505,689

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, unrecognized changes in net assets of investee’s financial statements in 2010 and cumulative effect in 2009 are ~~W~~2,220 million and ~~W~~2,751 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~102,727 million as of June 30, 2010 based on the quoted market price (~~W~~6,740 per share) at that date.

Changes in (negative) goodwill for the six-month period ended June 30, 2010 were as follows:

	Beginning		Amortization		Ending
	balance		(reversal)	Impairment	balance
Shinhan Bank	~~W~~	471,961	(30,780)	—	441,181
Shinhan Card		3,281,834	(151,667)	—	3,130,167
Shinhan Investment		42,512	—	(42,512)	—
Shinhan Life Insurance		247,334	(20,901)	—	226,433
Shinhan Capital		7,667	(354)	—	7,313
Jeju Bank		(1,543)	343	—	(1,200)

	~~W~~	4,049,765	(203,359)	(42,512)	3,803,894

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

3.	Equity Method Investments, Continued
Changes in unrealized losses (gains) under the application of equity method for the six-month period ended June 30, 2010 were as follows:

Investees	Account	Beginning balance		Increase (decrease)	Ending balance
Shinhan Bank	Derivatives, etc	~~W~~	(11,776)	(85)	(11,861)
Shinhan Card	Allowance for loan losses, etc		4,036	(409)	3,627
Shinhan Investment	Commission expense, etc		(6,874)	(409)	(7,283)
Shinhan Life Insurance	Deferred acquisition costs, etc		(46,892)	3,775	(43,117)
Shinhan Capital	Allowance for loan losses		3,026	(887)	2,139
Shinhan Credit Information	Allowance for loan losses		2	1	3
Shinhan PE	Allowance for loan losses		25	(3)	22
Shinhan BNP Paribas AMC	Allowance for loan losses		—	107	107
Shinhan Data System	Sales		—	(173)	(173)

		~~W~~	(58,453)	1,917	(56,536)

Details of equity method investments as of December 31, 2009 were as follows:

	2009
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	12,217,356	(12,569)	724,060	6,823	569	685,641	(4,301)	13,617,579
Shinhan Card		7,237,665	(49,064)	553,776	(3)	—	177,298	—	7,919,672
Shinhan Investment		1,803,002	(30,000)	26,129	200	—	42,089	—	1,841,420
Shinhan Life Insurance		846,106	(20,000)	134,926	—	64	21,679	—	982,775
Shinhan Capital		377,662	(24,991)	35,499	—	—	20,752	—	408,922
Jeju Bank		95,581	27,745	9,677	—	4,976	(2,759)	—	135,220
Shinhan Credit Information		14,268	—	1,117	—	—	—	—	15,385
Shinhan PE		11,059	—	3,600	—	124	—	—	14,783
SH Asset Management		64,989	(64,989)	—	—	—	—	—	—
Shinhan BNP Paribas AMC		33,318	38,652	20,615	—	(1,743)	723	—	91,565
Cardif Life Insurance		24,677	(25,438)	1,665	—	—	(904)	—	—
Shinhan Macquarie		—	—	—	—	—	—	—	—
SHC Management		8,899	—	(244)	—	—	—	—	8,655

	~~W~~	22,734,582	(160,654)	1,510,820	7,020	3,990	944,519	(4,301)	25,035,976

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~980 million and ~~W~~2,751 million, respectively.

The market value of Jeju Bank shares owned by the Company was ~~W~~98,155 million as of December 31, 2009 based on the quoted market price (~~W~~6,440 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

3.	Equity Method Investments, Continued
Changes in (negative) goodwill for the year ended December 31, 2009 were as follows:

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	531,217	2,216	(61,472)	471,961
Shinhan Card		3,584,041	1,084	(303,291)	3,281,834
Shinhan Investment		59,516	—	(17,004)	42,512
Shinhan Life Insurance		289,137	—	(41,803)	247,334
Shinhan Capital		8,373	3	(709)	7,667
Jeju Bank		(2,228)	—	685	(1,543)

	~~W~~	4,470,056	3,303	(423,594)	4,049,765

Changes in unrealized losses (gains) under the application of equity method for the year ended December 31, 2009 were as follows:

		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives	~~W~~	7,664	(19,440)	(11,776)
Shinhan Card	Allowance for loan losses		5,939	(1,903)	4,036
Shinhan Investment	Commission expense		(7,310)	436	(6,874)
Shinhan Life Insurance	Deferred acquisition costs		(49,779)	2,887	(46,892)
Shinhan Capital	Allowance for loan losses		5,232	(2,206)	3,026
Shinhan Credit Information	Allowance for loan losses		1	1	2
Shinhan PE	Allowance for loan losses		50	(25)	25
Cardif Life Insurance	Deferred acquisition costs		(12,672)	12,672	—

		~~W~~	(50,875)	(7,578)	(58,453)

4.	Loans
(a)	Loans as of June 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009

Loans in Won	~~W~~	1,525,000	1,575,000
Less: allowance for loan losses		(7,625)	(7,875)

	~~W~~	1,517,375	1,567,125

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

4.	Loans, Continued
(b)	Detail of loans in Won as of June 30, 2010 and December 31, 2009 were as follows:

	2010			2009
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.66~6.90	~~W~~	800,000	5.66~6.90	~~W~~	800,000
Shinhan Capital	4.99~6.90		550,000	4.99~6.90		600,000
Shinhan Investment	5.25~5.64		170,000	5.25~5.64		170,000
Shinhan PE	3.99		5,000	3.99		5,000

		~~W~~	1,525,000		~~W~~	1,575,000

Allowance for loan losses			(7,625)			(7,875)

		~~W~~	1,517,375		~~W~~	1,567,125

(c)	The maturities of loans as of June 30, 2010 and December 31, 2009 were as follows:

	2010		2009

Due in three months or less	~~W~~	175,000	—
Due after three months through six months		100,000	50,000
Due after six months through 12 months		650,000	275,000
Due after one year through three years		600,000	1,200,000
Thereafter		—	50,000

	~~W~~	1,525,000	1,575,000

5.	Property and Equipment
Property and equipment as of June 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009

Property and equipment:
Furniture and fixtures	~~W~~	1,937	1,673
Leasehold improvements		3,655	3,169

		5,592	4,842
Less: accumulated depreciation		(3,954)	(3,651)

	~~W~~	1,638	1,191

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

6.	Other Assets
Other assets as of June 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009

Security deposits paid	~~W~~	12,474	8,974
Software		2,145	2,493
Account receivables		300,764	51,358
Accrued interest income		7,982	8,738
Advance payments		10	10
Prepaid expenses		1,770	11,567
Deferred tax asset (note 16)		5,589	—
Derivative assets (note 10)		961	—
Other		3,925	3,824

		335,620	86,964
Less: allowance for losses		(1,620)	(375)

	~~W~~	334,000	86,589

7.	Borrowings
(a)	Borrowings as of June 30, 2010 and December 31, 2009 consisted of the following:

	2010			2009
	Interest			Interest
	rate (%)	Amount		rate (%)	Amount

Commercial Papers	2.48~6.53	~~W~~	464,000	3.35 ~ 6.53	~~W~~	674,000
(b)	The maturities of borrowings as of June 30, 2010 and December 31, 2009 were as follows:

	2010		2009

Due in three months or less	~~W~~	364,000	50,000
Due after three months through six months		100,000	280,000
Due after six months through 12 months		—	344,000

	~~W~~	464,000	674,000

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

8.	Debentures
(a)	Debentures as of June 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009

Debentures in Won	~~W~~	5,380,000	5,400,000
Debentures in foreign currency		218,330	202,051

		5,598,330	5,602,051
Less: discount on debentures		(9,913)	(8,733)

	~~W~~	5,588,417	5,593,318

(b)	Details of debentures in Won as of June 30, 2010 and December 31, 2009 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2010	2009
Unsecured debentures in Won:
January 31, 2005	January 31, 2010	4.59	—	70,000
June 29, 2005	June 29, 2010	4.28	—	150,000
September 14, 2005	September 14, 2010	5.18	110,000	110,000
December 16, 2005	December 16, 2010	5.65	60,000	60,000
June 28, 2006	June 28, 2011	5.42	130,000	130,000
June 28, 2006	June 28, 2013	5.52	50,000	50,000
July 31, 2006	July 31, 2011	5.16	100,000	100,000
September 26, 2006	September 26, 2011	4.91	50,000	50,000
November 29, 2006	November 29, 2011	5.06	100,000	100,000
November 29, 2006	November 29, 2013	5.16	150,000	150,000
December 27, 2006	December 27, 2011	5.17	100,000	100,000
December 27, 2006	December 27, 2013	5.24	150,000	150,000
January 25, 2007	January 25, 2010	5.25	—	250,000
January 25, 2007	January 25, 2012	5.29	100,000	100,000
January 25, 2007	January 25, 2014	5.40	150,000	150,000
February 23, 2007	February 23, 2010	5.09	—	250,000
February 23, 2007	February 23, 2012	5.12	100,000	100,000
February 23, 2007	February 23, 2014	5.27	150,000	150,000
April 13, 2007	April 13, 2010	5.24	—	50,000
April 13, 2007	April 13, 2012	5.28	50,000	50,000

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

8.	Debentures, Continued

		Interest
Issue date	Maturity date	rate (%)	2010		2009
May 9, 2007	May 9, 2010	5.31		—	100,000
May 9, 2007	May 9, 2012	5.35		100,000	100,000
June 8, 2007	June 8, 2010	5.48		—	200,000
June 8, 2007	June 8, 2012	5.54		250,000	250,000
June 8, 2007	June 8, 2014	5.58		100,000	100,000
September 27, 2007	September 27, 2010	5.91		100,000	100,000
November 27, 2007	November 27, 2010	6.24		50,000	50,000
November 27, 2007	November 27, 2012	6.33		100,000	100,000
December 18, 2007	December 18, 2010	6.69		50,000	50,000
December 18, 2007	December 18, 2012	6.78		50,000	50,000
January 23, 2008	January 23, 2011	6.46		150,000	150,000
January 23, 2008	January 23, 2013	6.51		50,000	50,000
February 21, 2008	February 21, 2011	5.51		150,000	150,000
March 12, 2008	March 12, 2011	5.71		250,000	250,000
June 27, 2008	June 27, 2011	6.41		200,000	200,000
July 31, 2008	July 31, 2011	6.76		150,000	150,000
December 11, 2008	December 11, 2010	7.83		40,000	40,000
December 11, 2008	December 11, 2011	8.01		480,000	480,000
December 11, 2008	December 11, 2013	8.11		10,000	10,000
September29, 2009	September 29, 2012	5.38		200,000	200,000
November 27, 2009	November 27, 2012	5.07		190,000	190,000
November 27, 2009	November 27, 2014	5.52		110,000	110,000
February 23, 2010	February 23, 2013	4.90		150,000	—
February 23, 2010	February 23, 2015	5.27		50,000	—
April 29, 2010	April 29, 2013	3.99		300,000	—
April 29, 2010	April 29, 2015	4.66		150,000	—
June 24, 2010	June 24, 2013	4.69		200,000	—
June 24, 2010	June 24, 2015	5.16		200,000	—

	Discount on debentures			5,380,000	5,400,000
				(9,572)	(8,263)

			~~W~~	5,370,428	5,391,737

(c)	Details of debentures in foreign currency as of June 30, 2010 and December 31, 2009 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2010		2009
Unsecured debentures in foreign currency:
September 29, 2009	September 29, 2011	3M Libor(JPY) + 1.1%	~~W~~	218,330	202,051
		Discount on debentures		(341)	(470)

			~~W~~	217,989	201,581

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

8.	Debentures, Continued
(d)	The maturities of debentures as of June 30, 2010 and December 31, 2009 were as follows:

	2010		2009
Due in three months or less	~~W~~	210,000	570,000
Due after three months through six months		200,000	500,000
Due after six months through 12 months		880,000	410,000
Due after one year through three years		3,088,330	3,202,051
Thereafter		1,220,000	920,000

	~~W~~	5,598,330	5,602,051

9.	Other Liabilities

Other liabilities as of June 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Withholding taxes	~~W~~	2,215	2,516
Dividends payable		2,947	2,631
Accounts payable		13,787	5,056
Accrued expenses		96,372	98,875
Unearned interest		24	122
Income taxes payable		215,091	—
Derivatives (note 10)		—	14,386

	~~W~~	330,436	123,586

10.	Derivatives and Hedge Accounting

Details of derivative instruments as of June 30, 2010 and December 31, 2009 were as follows:

	2010
					Valuation gain (loss)
						Accumulated other
	Notional		Fair value		Operating revenue	comprehensive
	amount		Asset	Liabilities	(expenses)	income
Currency swap	~~W~~	218,330	961	—	16,278	(931)

	2009
					Valuation gain (loss)
						Accumulated other
	Notional		Fair value		Operating revenue	comprehensive
	amount		Asset	Liabilities	(expenses)	income
Currency swap	~~W~~	202,051	—	14,386	(10,109)	(4,277)
Hedged item is debentures in foreign currency. The Company is hedging cash flow volatility due to foreign currency and interest fluctuation through currency swap.

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

11.	Commitments and Contingencies
As of June 30, 2010, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:

Plaintiff	Description	Claim amount	Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~9,059	Pending in Seoul High Court

12.	Capital Stock
(a)	As of June 30, 2010, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate (%)
	shares	(*)	Redeemable period

Redeemable preferred stock:
Series 5	9,316,793	4.04%	August 19, 2008 - August 18, 2010
Series 8	66,666	7.86%	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00%	January 25, 2012 - January 25, 2027

	38,373,459
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25%	January 25, 2012 - January 25, 2027

	53,094,459

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:
     Conversion period : January 26, 2008 - January 25, 2012
     Conversion ratio : One common stock per one preferred stock
Conversion price in Won : ~~W~~57,806
The following redeemable preferred stocks were redeemed as of June 30, 2010. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2009	Series 4	9,316,792	~~W~~	172,793
2008	Series 3	9,316,792		172,812
	Series 7	2,433,334		365,022
2007	Series 2	9,316,792		172,812
2006	Series 1	9,316,792		172,831
	Series 6	3,500,000		525,033

		43,200,502	~~W~~	1,581,303

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

12.	Capital Stock, Continued
(b)	Details of changes in capital stock for the six-month period ended June 30, 2010 and the year ended December 31, 2009 were as follows:

	Number of	Common		Preferred
	shares	stock		stock
Balance at January 1, 2009	458,610,838	~~W~~	1,980,998	481,475
Issuance of common stock	78,000,000		390,000	—
Repayment of preferred stock	(9,316,792)		—	—

Balance at December 31, 2009	527,294,046		2,370,998	481,475

Balance at June 30, 2010	527,294,046	~~W~~	2,370,998	481,475

(c)	Details of reserve for repayment of preferred shares as of June 30, 2010 were as follows:

			Redemption
	Number of		price		Redemption
	shares	Redemption date	per share		amount
Series 5 redeemable preferred stock	9,316,793	August 19, 2010	~~W~~	18,546.425	~~W~~	172,793
Series 8 redeemable preferred stock	66,666	August 19, 2010		150,009.452		10,001

	9,383,459				~~W~~	182,794

13.	Retained Earnings
Retained earnings as of June 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009
Legal reserve	~~W~~	1,152,507	1,021,878
Other reserve		182,794	—
Unappropriated retained earnings		6,788,981	6,163,727

	~~W~~	8,124,282	7,185,605

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In Won) (Unaudited)

14.	Share-Based Payments
(a)	Details of stock options granted as of June 30, 2010 were as follows:

	4th grant(*)		5th grant(*)		6th grant(*)		7th grant(**)
Grant date	March 30, 2005		March 21, 2006		March 20, 2007		March 19,2008
Exercise price	~~W~~	28,006	~~W~~	38,829	~~W~~	54,560	~~W~~	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700
Vesting period	Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2010		1,767,408		2,646,289		1,110,427		674,238
Exercised or canceled		90,637		71,986		27,958		12,434

Balance at June 30, 2010		1,676,771		2,574,303		1,082,469		661,804

Assumptions used to determine the fair value of options:
Risk-free interest rate						3.31%		3.69%
Expected exercise period					1.75 years		2.75 yaears
Expected stock price volatility						46.87%		42.35%
Expected dividend yield						0.55%		0.91%
Weighted average fair value per share					~~W~~	8,785	~~W~~	11,275

(*)	The company has a present obligation to settle in cash

(**)	The Company has the option to settle cash or equity in respect to share-based payments.

For the seventh grant, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

14.	Share-Based Payments, Continued
(b)	Details of performance shares granted as of June 30, 2010 was as follows:

Grant in 2010

Terms:
Service period	2010~2012
Performance conditions	Increase rate of stock price and Achievement of target ROE
Number of shares estimated at June 30, 2010	72,508
The amount of cash payment for the Company’s cash-settled share-based payment arrangements with performance conditions is determined based on the share price which is an arithmetic mean of weighted average share prices for the past two-months, past one-month and past one-week from the date at 4 years from the beginning of the fiscal year which includes the grant date. The fair value of cash payment is estimated using the closing share price at the end of reporting period.

(c)	Changes in share-based compensation costs for the six-month period ended June 30, 2010 were as follows:

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
4th	Recorded at beginning of the year	~~W~~	6,253	35,526	41,779
	Incurred during the year		191	802	993

5th	Recorded at beginning of the year		2,791	14,874	17,665
	Incurred during the year		272	1,301	1,573

6th	Recorded at beginning of the year		1,392	7,289	8,681
	Incurred during the year		224	605	829

7th	Recorded at beginning of the year		1,210	4,884	6,094
	Incurred during the year		321	1,016	1,337

Performance	Recorded at beginning of the year		—	—	—
share	Incurred during the year		609	2,701	3,310

Total	Recorded at beginning of the year		11,646	62,573	74,219
	Incurred during the year	~~W~~	1,617	6,425	8,024

The Company has granted the above share-based payment arrangements to employees of its own and its subsidiaries and the Company requires the subsidiaries to make a payment to reimburse it for the granting of these arrangements to employees of its subsidiaries. As of June 30, 2010, the Company recognized the amount payable to the employees of its own and subsidiaries in the amount of ~~W~~68,411 million as accrued expense and the amount receivable from the subsidiaries in the amount of ~~W~~56,028 million as accounts receivable.

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

15.	General and Administrative Expenses
Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2010 and 2009 were as follows:

	2010			2009
	Three-month period		Six-month period	Three-month period	Six-month period
Salaries	~~W~~	8,017	12,037	5,923	7,996
Provision for retirement and severance benefits		194	397	68	611
Other employee benefits		939	1,116	162	740
Rental		386	791	335	606
Entertainment		442	895	359	629
Depreciation		145	302	115	229
Amortization		182	364	102	204
Bad debt expense		489	995	—	—
Taxes and dues		192	258	30	106
Advertising		7,994	12,144	1,398	3,311
Fees and commission		3,683	6,418	5,921	8,754
Other		968	1,889	695	1,461

	~~W~~	23,631	37,606	15,108	24,647

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

16.	Income Taxes
(a)	The components of income tax expense (benefit) for the six-month periods ended June 30, 2010 and 2009 were as follows:

	2010		2009

Current income tax expense (*)	~~W~~	—	(13)
Changes in deferred tax arising from temporary differences		(3,779)	—
Deferred tax expense adjusted to equity		1,260	—
Adjustment under the consolidated corporate tax system		(1,810)	—

Income tax benefit	~~W~~	(4,329)	(13)

(*)	Included ~~W~~13 million of income tax benefits, resulting from the reversal of income tax for the six-month period ended June 30, 2009.
(b)	The reconciliation of income for financial reporting purposes and taxable income for the six-month periods ended June 30, 2010 and 2009 were as follows:

	2010		2009
Statutory tax rate		24.2%	24.2%
Net income before income tax expense (A)	~~W~~	1,360,512	558,074
Income tax calculated at the statutory tax rate		329,244	135,054
Adjustment:
Income not assessable for tax purposes		(176,972)	(19,266)
Expenses not deductible for tax purposes		222	690
Unrealizable temporary difference		(140,800)	(109,530)
Changes in probability of temporary differences		(2,233)	—
Others		(11,980)	(6,948)
Reversal of income tax		—	(13)
Adjustment under the consolidated corporate tax system		(1,810)	—

Income tax expenses (B)	~~W~~	(4,329)	(13)

Effective income tax rate (B/A)		(0.32)%	(0.01)%

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

16.	Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for effects for the six-month periods ended June 30, 2010 and 2009 were as follows:

	2010
	Beginning				Ending	Deferred tax
	balance (*)		Increase	Decrease	balance	asset(liability)
Temporary differences:
Equity method accounted investments	~~W~~	(7,107,957)	(815,005)	(177,889)	(7,745,073)	(1,703,995)
Retirement and severance benefits		2,619	244	201	2,662	585
Accrued expenses		16,611	2,164	5,845	12,930	2,844
Deposit for severance benefit insurance		(2,301)	—	(2,301)	—	—
Pension for retirement and severance benefits		—	(2,661)	—	(2,661)	(585)
Account payable		1,419	2,577	1,419	2,577	624
Derivatives		14,386	931	16,278	(961)	(233)
Debentures in foreign currency		(10,818)	16,279	—	5,461	1,322
Other		397	—	—	397	96

		(7,085,644)	(795,471)	(156,447)	(7,724,668)	(1,699,342)
Unrealizable temporary differences(**)		(7,104,744)	(814,606)	(177,889)	(7,741,461)	(1,703,121)

		19,100	19,135	21,442	16,793	3,779

Adjustment under the consolidated corporate tax system(***)		—	7,664	—	7,664	1,810

	~~W~~	19,100	26,799	21,442	24,457	5,589

(*)	Differences resulting from finalization of the prior year tax return are reflected in the beginning balance of the current period.

(**)	Unrealizable temporary differences as of June 30, 2010 represents temporary differences related to certain dividend income from equity method accounted investments of ~~W~~7,745,073 million less realizable portion of ~~W~~3,612 million.

(***)	Adjustment under the consolidated corporate tax system as of June 30, 2010 represents temporary differences related to allowance of consolidated tax subsidiaries of ~~W~~9,167 million less unrealizable portion of ~~W~~1,503 million.

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

16.	Income Taxes, Continued

	2009
		Beginning			Ending	Deferred tax
		balance (*)	Increase	Decrease	balance	asset(liability)
Temporary differences:

Equity method accounted investments	~~W~~	(4,793,469)	(993,545)	(165,192)	(5,621,822)	(1,236,801)
Retirement and severance benefits		1,620	611	187	2,044	450
Accrued expenses		7,627	—	1,271	6,356	1,398
Deposit for severance benefit insurance		(1,531)	—	(187)	(1,344)	(296)

		(4,785,753)	(992,934)	(163,921)	(5,614,766)	(1,235,249)
Loss carryforwards		299,472	10,514	—	309,986	68,197

		(4,486,281)	(982,420)	(163,921)	(5,304,780)	(1,167,052)
Unrealizable temporary differences(**)		(4,785,394)	(993,545)	(158,496)	(5,620,443)	(1,236,497)

		299,113	11,125	(5,425)	315,663	69,445

(*)	Differences resulting from finalization of the prior year tax return are reflected in the beginning balance of the current period.

(**)	Unrealizable temporary differences as of June 30, 2009 represents temporary differences related to certain dividend income from equity method accounted investments of ~~W~~5,621,822 million less realizable portion of ~~W~~1,379 million.
The net tax effects of W69,445 million as of June 30, 2009 were not recognized as deferred tax assets due to uncertainty of realization.
(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the six-month period ended June 30, 2010 are as follows:

			Deferred tax assets
	Temporary differences		(liabilities)
Accumulated other comprehensive income :
Valuation loss on derivatives	~~W~~	(931)	1,260

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

17.	Earning Per Share
(a)	Basic earning per share

Basic earning per share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the three-month and six-month periods ended June 30, 2010 and 2009 were as follows:

	2010			2009
	Three-month		Six-month	Three-month	Six-month
	period		period	period	period

Net income for period	~~W~~	583,549	1,364,841	439,609	558,087
Less: dividends on preferred stock		59,382	118,111	61,079	120,815

Net income available for common stock		524,167	1,246,730	378,531	437,272
Weighted average number of common shares outstanding (*)		474,199,587	474,199,587	474,199,058	448,590,685

Earnings per share in Won	~~W~~	1,105	2,629	798	975

(*)	Weighted average number of common shares outstanding for the three-month and six-month period ended June 30, 2009 were as follows:

	Three-month period ended June 30, 2009
	Number	Number	Accumulated number
	of shares	of days	of shares

Outstanding at April 1, 2009	474,199,587	91	43,152,162,417
Treasury stocks	(529)	91	(48,139)

Outstanding at June 30, 2009	474,199,058		43,152,114,278

			91

Weighted average number of common shares			474,199,058

	Six-month period ended June 30, 2009
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2009	417,673,789	181	75,598,955,809
Treasury stocks	(529)	181	(95,749)
Common Stock Issuance	54,497,285	99	5,395,231,215
Capital increase without consideration	2,028,513	99	200,822,787

Outstanding at June 30, 2009	474,199,058		81,194,914,062

			181

Weighted average number of common shares			448,590,685

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

17.	Earning Per Share, Continued
(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the three-month and six-month periods ended June 30, 2010 and 2009 were as follows:

	2010			2009
	Three-month		Six-month period	Three-month	Six-month
	period			period	period

Ordinary income available for common stock	~~W~~	524,167	1,246,730	378,531	437,272
Add: dividends on redeemable convertible preferred stock		6,895	13,715	6,895	13,639

Diluted net earnings		531,062	1,260,445	385,426	450,911
Weighted average number of common shares outstanding and common equivalent shares(*)		488,920,587	488,920,587	488,920,058	463,311,685

Diluted earnings per share in Won	~~W~~	1,086	2,578	788	973

(*)	Weighted average number of common shares outstanding and common equivalent shares for the three-month and six-month periods ended June 30, 2010 and 2009 were as follows:

	2010			2009
	Three-month		Six-month period	Three-month	Six-month
	period			period	period

Weighted average number of common shares	~~W~~	474,199,587	474,199,587	474,199,058	448,590,685
Effect of conversion of convertible redeemable preferred stock		14,721,000	14,721,000	14,721,000	14,721,000

Weighted average number of outstanding common and common equivalent shares		488,920,587	488,920,587	488,920,058	463,311,685

(c)	Exercisable stock options, excluded in calculating diluted earnings per share due to an antidilutive effect.

		Number of shares
	Exercisable period	exercisable
Stock options	March 20, 2011 - March 19, 2015	661,804

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

18.	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2010 and 2009 were as follows:

		2010			2009
		Three-month		Six-month	Three-month	Six-month
Related party	Account	period		period	period	period

Shinhan Bank	Interest income	~~W~~	43	68	2,139	2,955
²	Royalty		21,337	49,125	28,283	56,618
Shinhan Card	Interest income		12,446	24,887	16,471	34,468
²	Royalty		1,901	4,376	2,368	4,741
Shinhan Investment	Interest income		2,351	4,699	2,329	4,658
²	Royalty		754	2,012	1,072	2,189
Shinhan Life Insurance	Royalty		2,219	4,188	1,678	3,244
Shinhan Capital	Interest income		8,503	17,600	13,928	29,796
²	Royalty		231	532	365	731
Jeju Bank	Royalty		97	224	125	250
Shinhan Credit Information	Royalty		18	42	15	30
Shinhan PE	Interest income		50	99	159	320
²	Royalty		4	10	3	6
Shinhan BNP Paribas AMC	Royalty		32	73	35	71
SH&C Life Insurance	Interest income		—	—	—	222
²	Royalty		—	—	30	58
Shinhan Macquarie	Royalty		1	2	1	8
Shinhan Data System	Royalty		15	34	13	25
Shinhan Aitas	Royalty		11	23	9	19

		~~W~~	50,013	107,994	69,023	140,409

Shinhan Bank	Rental expense	~~W~~	230	468	151	422
Shinhan Investment	Commission expense		460	510	—	200
Shinhan Life Insurance	Insurance		18	18	—	—
Shinhan Data System	Commission expense		131	184	54	68

		~~W~~	839	1,180	205	690

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

18.	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of June 30, 2010 and December 31, 2009 were as follows:

Creditor	Debtor	Account	2010		2009
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	36,780	9,823
²	²	Security deposits paid		12,474	8,974
²	²	Accounts receivable		131,652	38,240
²	²	Deposit for severance benefit		—	2,300
²	Shinhan Card	Loans in Won		800,000	800,000
²	²	Accrued interest income		3,584	3,682
²	²	Accounts receivable		112,950	3,517
²	Shinhan Investment	Loans in Won		170,000	170,000
²	²	Accrued interest income		1,569	1,569
²	²	Accounts receivable		4,457	4,443
²	Shinhan Life Insurance	Accounts receivable		25,703	2,533
²	Shinhan Capital	Loans in Won		550,000	600,000
²	²	Accrued interest income		2,752	3,412
²	²	Accounts receivable		5,512	1,822
²	Jeju Bank	Accounts receivable		83	—
²	Shinhan Credit Information	Accounts receivable		655	476
²	Shinhan PE	Loans in Won		5,000	5,000
²	²	Accounts receivable		515	—
²	Shinhan BNP Paribas AMC	Accounts receivable		78	68
²	Shinhan Macquarie	Accounts receivable		77	75
²	SHC Management	Accounts receivable		77	68
²	Shinhan Data System	Accounts receivable		221	190

			~~W~~	1,864,139	1,656,192

Shinhan Card	Shinhan Financial Group	Accounts payable	~~W~~	277	234
Shinhan Investment	²	Accounts patable		8,284	—
Shinhan PE	²	Unearned interest		24	122
Shinhan Data System	²	Accounts payable		—	1

			~~W~~	8,585	357

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

18.	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the six-month periods ended June 30, 2010 and 2009 was as follows:

	2010		2009
Salaries	~~W~~	2,991	2,482
Share-based payment		1,008	574
Performance compensation		1,220	1,094

	~~W~~	5,219	4,150

19.	Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of June 30, 2010 and December 31, 2009 consisted of the following:

	2010		2009

Unrealized holding gain on equity method accounted investments	~~W~~	1,014,119	1,194,264
Unrealized holding loss on equity method accounted investments		(4,647)	(7,414)
Valuation loss on derivatives		(3,948)	(4,277)

	~~W~~	1,005,524	1,182,573

(b)	Comprehensive income for the six-month periods ended June 30, 2010 and 2009 were as follows:

	2010		2009
Net income	~~W~~	1,364,841	558,087
Other comprehensive income:
Unrealized holding gain on equity method accounted investments		(180,145)	313,247
Unrealized holding loss on equity method accounted investment		2,767	11,017
Valuation loss on derivatives		329	—

Comprehensive income	~~W~~	1,187,792	882,351

20.	Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the six-month periods ended June 30, 2010 and 2009 were as follows:

	2010		2009

Changes in capital adjustment on equity method accounted investments	~~W~~	50	15,109
Changes in unrealized gain on equity method accounted investments		177,378	324,264
Changes in retained earnings due to application of the equity method		1,697	54

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

21.	Condensed Financial Statements of Subsidiaries
(a)	Statements of Financial Position

The condensed statements of financial position of subsidiaries as of June 30, 2010 and December 31, 2009 were as follows:

	2010
Subsidiaries	Total assets		Total liabilities	Total equity
Shinhan Bank	~~W~~	209,718,488	195,704,933	14,013,555
Shinhan Card		19,115,037	14,552,263	4,562,774
Shinhan Investment		9,062,247	7,241,128	1,821,119
Shinhan Life Insurance		10,889,345	10,008,812	880,533
Shinhan Capital		3,685,573	3,261,480	424,093
Jeju Bank		2,971,679	2,743,605	228,074
Shinhan Credit Information		17,786	2,856	14,930
Shinhan PE		22,436	5,862	16,574
Shinhan BNP Paribas AMC		185,323	57,651	127,672
Shinhan Macquarie		3,569	13,638	(10,069)
SHC Management		8,311	77	8,234
Shinhan Data System		12,091	6,350	5,741

	~~W~~	255,691,885	233,598,655	22,093,230

	2009
Subsidiaries	Total assets		Total liabilities	Total equity
Shinhan Bank	~~W~~	202,237,352	188,821,769	13,415,583
Shinhan Card		17,572,883	12,931,389	4,641,494
Shinhan Investment		7,551,810	5,785,472	1,766,338
Shinhan Life Insurance		10,054,742	9,274,787	779,955
Shinhan Capital		3,652,012	3,253,784	398,228
Jeju Bank		2,950,155	2,736,667	213,488
Shinhan Credit Information		19,763	4,380	15,383
Shinhan PE		21,765	7,003	14,762
Shinhan BNP Paribas AMC		167,973	27,110	140,863
Shinhan Macquarie		9,512	15,164	(5,652)
SHC Managemnt		8,730	75	8,655

	~~W~~	244,246,697	222,857,600	21,389,097

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

21.	Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the three-month and six-month periods ended June 30, 2010 and 2009 were as follows:

	Six-month period ended June 30, 2010
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank		13,574,997	12,353,572	1,221,425	1,211,624	968,807
Shinhan Card		2,018,872	1,351,349	667,523	675,667	522,967
Shinhan Investment		774,418	690,591	83,827	90,735	65,091
Shinhan Life Insurance		1,784,746	1,626,889	157,857	156,651	121,177
Shinhan Capital		204,941	173,542	31,399	31,396	23,837
Jeju Bank		94,041	78,648	15,393	15,313	11,412
Shinhan Credit Information		16,312	15,477	835	967	747
Shinhan PE		4,100	1,531	2,569	2,166	1,812
Shinhan BNP Paribas AMC		59,184	32,737	26,447	26,421	19,883
Shinhan Macquarie		1,739	1,858	(119)	1,229	(4,444)
SHC Management		—	69	(69)	61	(422)
Shinhan Data System		19,802	19,896	(94)	(19)	(27)

	~~W~~	18,553,152	16,346,159	2,206,993	2,212,211	1,730,840

	Three-month period ended June 30, 2010
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank		6,683,401	6,237,432	445,969	449,216	380,231
Shinhan Card		1,096,725	759,991	336,734	339,203	263,342
Shinhan Investment		423,884	408,188	15,696	18,892	10,643
Shinhan Life Insurance		1,017,719	937,369	80,350	79,531	61,907
Shinhan Capital		94,889	82,741	12,148	12,175	9,242
Jeju Bank		46,569	39,855	6,714	7,024	9,394
Shinhan Credit Information		8,361	7,813	548	595	447
Shinhan PE		2,020	747	1,273	1,074	1,015
Shinhan BNP Paribas AMC		29,182	16,454	12,728	12,720	9,574
Shinhan Macquarie		932	842	90	58	58
SHC Management		—	24	(24)	34	31
Shinhan Data System		10,852	10,988	(136)	(61)	(59)

	~~W~~	9,414,534	8,502,444	912,090	920,461	745,825

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

21.	Condensed Financial Statements of Subsidiaries, Continued

	Six-month period ended June 30, 2009
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	27,724,958	27,314,134	410,824	405,361	275,725
Shinhan Card		1,783,831	1,316,914	466,917	467,653	367,090
Shinhan Investment		832,843	745,192	87,651	99,378	77,182
Shinhan Life Insurance		1,542,848	1,425,990	116,858	115,706	91,642
Shinhan Capital		240,431	213,242	27,189	27,215	20,093
Jeju Bank		97,064	89,910	7,154	7,751	5,730
Shinhan Credit Information		17,083	16,244	839	1,021	795
Shinhan PE		3,916	1,329	2,587	2,649	2,084
Shinhan BNP Paribas AMC		53,196	30,041	23,155	22,559	16,711
Cardif Life Insurance		94,367	89,525	4,842	4,863	2,772
Shinhan Macquarie		3,059	3,350	(291)	(591)	(608)
SHC Management		—	286	(286)	22	35

	~~W~~	32,393,596	31,246,157	1,147,439	1,153,587	859,251

	Three-month period ended June 30, 2009
	Operating		Operating	Operating	Income before
Subsidiaries	revenue		expense	income	income tax	Net income
Shinhan Bank	~~W~~	7,910,704	7,616,039	294,665	301,028	201,994
Shinhan Card		969,503	673,664	295,839	294,607	224,521
Shinhan Investment		525,432	434,143	91,289	94,044	70,144
Shinhan Life Insurance		776,836	720,253	56,583	56,061	48,428
Shinhan Capital		57,546	45,264	12,282	12,315	9,366
Jeju Bank		46,160	39,426	6,734	6,863	5,154
Shinhan Credit Information		8,746	8,349	397	488	372
Shinhan PE		1,829	679	1,150	1,075	833
Shinhan BNP Paribas AMC		29,583	14,833	14,750	14,754	11,143
Cardif Life Insurance		45,742	43,040	2,702	2,691	2,177
Shinhan Macquarie		2,207	1,818	389	361	114
SHC Management		—	177	(177)	(30)	(25)

	~~W~~	10,374,288	9,597,685	776,603	784,257	574,221

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

22.	Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of June 30, 2010 and December 31, 2009 were as follows:

	2010
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	464,000	5,588,417	6,052,417
Shinhan Bank		142,050,861	14,718,381	21,530,658	178,299,900
Shinhan Card		—	1,708,512	9,767,979	11,476,491
Shinhan Investment		1,187,826	3,388,544	49,959	4,626,329
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,046,811	2,045,671	3,092,482
Jeju Bank		2,344,654	80,402	143,280	2,568,336
Shinhan PE		—	5,000	—	5,000
Shinhan Macquarie		—	990	—	990

	~~W~~	145,583,341	21,420,240	39,125,964	206,129,545

	2009
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	674,000	5,593,318	6,267,318
Shinhan Bank		135,284,956	14,196,594	23,822,222	173,303,772
Shinhan Card		—	1,461,658	8,483,809	9,945,467
Shinhan Investment		921,262	2,665,641	49,947	3,636,850
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,102,417	1,990,489	3,092,906
Jeju Bank		2,332,462	77,871	143,340	2,553,673
Shinhan PE		—	5,000	—	5,000
Shinhan Macquarie		—	990	—	990

	~~W~~	138,538,680	20,191,771	40,083,125	198,813,576

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued

June 30, 2010 (In millions of Won) (Unaudited)

22.	Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of June 30, 2010 and December 31, 2009 were as follows:

	2010
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,517,375	25,505,689	514,907	27,537,971
Shinhan Bank		142,277,363	39,290,396	12,389,205	193,956,964
Shinhan Card		13,851,778	401,958	1,371	14,255,107
Shinhan Investment		785,245	5,318,358	2,042,144	8,145,747
Shinhan Life Insurance		2,581,743	5,202,165	264,038	8,047,946
Shinhan Capital		3,053,778	374,804	139	3,428,721
Jeju Bank		2,173,887	516,714	81,349	2,771,950
Shinhan Credit Information		—	19	153	172
Shinhan PE		—	13,441	7,170	20,611
Shinhan BNP Paribas AMC		1,261	1,974	95,011	98,246
SHC Management		—	—	8,031	8,031
Shinhan Data System		—	18	27	45

	~~W~~	166,242,430	76,625,536	15,403,545	258,271,511

	2009
				Cash and due
	Loans (*)		Securities	from banks	Total
Shinhan Financial Group	~~W~~	1,567,125	25,035,976	429,825	27,032,926
Shinhan Bank		139,956,199	39,540,193	8,942,395	188,438,787
Shinhan Card		14,615,371	411,444	1,371	15,028,186
Shinhan Investment		930,726	4,365,966	1,062,661	6,359,353
Shinhan Life Insurance		2,520,394	4,528,593	237,955	7,286,942
Shinhan Capital		3,063,703	351,683	1,187	3,416,573
Jeju Bank		2,205,225	511,340	34,908	2,751,473
Shinhan Credit Information		—	—	9,617	9,617
Shinhan PE		—	13,813	6,054	19,867
Shinhan BNP Paribas AMC		1,190	2,323	136,847	140,360
SHC Management		—	—	8,531	8,531

	~~W~~	164,859,933	74,761,331	10,871,351	250,492,615

(*)	Net of allowance for loan losses, present value discounts and deferred loan origination fees

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

23.	Contribution by Subsidiaries to the Company’s Net Income
Effects on the Company’s net income due to the equity method for the three-month and six-month periods ended June 30, 2010 and 2009 were as follows:

	Three-month period			Six-month period
	ended June 30, 2010			ended June 30, 2010
	Amount		Ratio(%)	Amount	Ratio(%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	364,513	57.42	905,722	62.34
Shinhan Card		188,663	29.72	375,083	25.82
Shinhan Investment		10,827	1.71	22,000	1.51
Shinhan Life Insurance		50,538	7.96	103,944	7.16
Shinhan Capital		8,877	1.40	22,596	1.56
Jeju Bank		3,620	0.57	8,259	0.57
Shinhan Credit Information		447	0.07	748	0.05
Shinhan PE		1,017	0.16	1,809	0.12
Shinhan BNP Paribas AMC		6,329	1.00	13,030	0.90
SHC Management		31	0.00	(422)	(0.03)
Shinhan Data System		(83)	(0.01)	(38)	0.00

		634,779	100.00	1,452,731	100.00

Other income		63,866		133,135
Other expense		(115,096)		(221,025)

Net income for period	~~W~~	583,549		1,364,841

	Three-month period			Six-month period
	ended June 30, 2009			ended June 30, 2009
	Amount		Ratio(%)	Amount	Ratio(%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	205,318	42.93	254,725	39.29
Shinhan Card		147,862	30.91	215,851	33.30
Good Morning Shinhan Securities		66,055	13.81	68,551	10.57
Shinhan Life Insurance		36,956	7.73	70,712	10.91
Shinhan Capital		8,436	1.76	18,526	2.86
Jeju Bank		3,750	0.78	4,385	0.68
Shinhan Credit Information		372	0.08	795	0.12
Shinhan PE		808	0.17	2,059	0.32
Shinhan BNP Paribas AMC		7,319	1.53	10,938	1.69
SH&C Life Insurance		1,468	0.31	1,665	0.25
SHC Management		(25)	(0.01)	35	0.01

		478,319	100	648,242	100.00

Other income		85,941		160,739
Other expense		(115,096)		(250,894)

Net income for period	~~W~~	439,609		558,087

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (In millions of Won) (Unaudited)

24.	Allowance for Loan Losses of the Company and Subsidiaries
Changes in the allowance for loan losses of the Company and its subsidiaries for the six-month period ended June 30, 2010 and the year ended December 31, 2009 were as follows:

	2010
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	8,250	995	9,245
Shinhan Bank		2,642,383	257,317	2,899,700
Shinhan Card		793,470	(211,811)	581,659
Shinhan Investment		182,287	(54,790)	127,497
Shinhan Life Insurance		37,943	(1,024)	36,919
Shinhan Capital		72,323	15,249	87,572
Jeju Bank		33,060	1,414	34,474
Shinhan BNP Paribas AMC		110	—	110
Shinhan Macquarie		2	1	3

	~~W~~	3,769,828	7,351	3,777,179

	2009
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	12,050	(3,800)	8,250
Shinhan Bank		2,581,217	61,166	2,642,383
Shinhan Card		764,066	29,404	793,470
Shinhan Investment		62,205	120,082	182,287
Shinhan Life Insurance		28,570	9,373	37,943
Shinhan Capital		52,396	19,927	72,323
Jeju Bank		26,438	6,622	33,060
SH Asset Management		32	(32)	—
Shinhan BNP Paribas AMC		60	50	110
Cardif Life Insurance		59	(59)	—
Shinhan Macquarie		15	(13)	2

	~~W~~	3,527,108	242,720	3,769,828

25.	Value Added Tax
Items included in general and administrative expenses necessary to calculate value added tax for the three-month and six-month periods ended June 30, 2010 and 2009 were as follows:

	2010			2009
	Three-month		Six-month	Three-month	Six-month
	period		period	period	period
Salary expense	~~W~~	8,017	12,037	5,923	7,996
Retirement and severance benefit		194	397	68	611
Other employee benefits		939	1,116	162	740
Rent expense		386	791	335	606
Depreciation		145	302	115	229
Tax and dues		192	258	30	106

	~~W~~	9,873	14,901	6,633	10,288

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (Unaudited)

26.	Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards)
(a)	Preparation of K-IFRS adoption

Under the Financial Supervisory Commission’s announced roadmap for the adoption of K-IFRS in March 2007 and article 13 of the Securities-related External Audit Act, the Company is required to issue financial statements prepared in accordance with K-IFRS from 2011. In August 2007, the Company organized an IFRS Task Force Team (“IFRS TFT”) and performed preliminary analysis of the effects of K-IFRS adoption and newly established the financial reporting system and other. The IFRS TFT is proceeding to prepare for consolidated financial information as of June 30, 2010 and December 31, 2009.

(b)	K-IFRS Adoption Status
i)	Action Plan and Status

The Task Force Team has divided its operations into three phases to effectively manage and complete the long-term plans.
 Phase 1: Analysis Phase

The Company identified differences between Statements of Korean Financial Accounting Standards (current Korean Accounting Standards) and K-IFRS, and assessed the potential impact of K-IFRS adoption over the period from August of 2007 to February of 2008. Also, the Company has provided K-IFRS training course to its employees to enhance K-IFRS knowledge.

‚ Phase 2: Policy Establishment, System Design and Implementation Phase

Based on the outcome of Phase 1, from March 2008 to December 2009, the Company performed detailed GAP and impact analysis, designed and implemented of its IT infrastructure. The Company also has continuously carried out training courses for its employees.

ƒ Phase 3: K-IFRS application phase

Starting January 2010, the Company is proceeding to prepare and verify financial information, to reorganize internal accounting control system, and to analyze the impact of changes in accordance with K-IFRS.
ii)	Major Activities
 Establishment of Shinhan Financial Group (the “Group”) accounting policies and accounting manuals

In consideration of the requirements of K-IFRS and the Group’s current situations, the Company performed an analysis of its various alternatives in order to establish the Group accounting policies that would best apply to both the Company and all its subsidiaries, and determined the detailed methodologies for each accounting treatment. In addition, each subsidiary reorganized its accounting policy and accounting practice manual to meet the consistency for accounting treatments.

‚ System Redesign

The Company analyzed a financial reporting system and defined business requirement design in order to produce the financial information in a relevant and efficient manner. Then the Company completed IFRS system at the end of reporting period. In addition, the Company has performed financial data cleansing and uploaded data in IFRS system.

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (Unaudited)

26.	Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards), Continued
iii)	Composition and Operation of the Action Plan

In order to ensure a smooth transition to K-IFRS, the Company formed its K-IFRS Adoption Task Force Team, including external consultants. Each subsidiary performs detail conversion tasks. In addition, an IT IFRS Task Force Team was formed with IT experts from each sector, in order to carry out IT system design and implementation.
(c)	Future Business Plan

Starting January 2010, the Company is proceeding to prepare and verify financial information, reorganize internal accounting control system, analyze the impact of changes in accordance with K-IFRS.

(d)	Differences between K-IFRS and K-GAAP Expected to Have a Material Effect on the Group

The areas of accounting under the current financial statements for which the application of K-IFRS is expected to give rise to significant differences include the scope of consolidation, goodwill, loss provision, revenue recognition, derecognition of financial instruments and employee benefits, among others. The details of significant differences are as follows:

	K-IFRS	K-GAAP
Primary financial statements	Consolidated financial statements	Individual financial statements

Scope of consolidation	Subsidiaries are entities controlled by the Group and the financial statements of all subsidiaries are included in the consolidated financial statements regardless of the size of the subsidiaries. Special purpose entities are consolidated as well if the Group controls the SPEs.	Pursuant the Act on External Audit of Stock Companies, a subsidiary with a prior year’s total assets less than ~~W~~10 billion is excluded from the scope of consolidation. There is no specific guidance on consolidating a special purpose entities.

Goodwill	Goodwill acquired in a business combination is not amortized and is allocated to cash-generating units (CGUs) or groups of CGUs and tested for impairment annually and whenever there is any indication that they may be impaired.	Goodwill acquired in a business combination is amortized on a straight-line basis over its estimated useful life not to exceed 20 years.

SHINHAN FINANCIAL GROUP CO., LTD. Notes to Non-Consolidated Financial Statements, Continued June 30, 2010 (Unaudited)

26.	Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards), Continued

	K-IFRS	K-GAAP

Allowance for loan losses	Allowance for loan losses that has been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.	Allowance for loan losses is estimated at a greater amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Banks.

Revenue recognition	All fees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.	Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Derecognition of financial instruments	Depends on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset is continued to be recognized, is derecognized or is continued to be recognized to the extent of its continuing involvement in the financial asset.	Depending on whether or not the Company retains control over the financial assets, the transferred asset is continued to be recognized or derecognized. However, the financial assets transferred in accordance with the Korean Asset Backed Securitization Law are derecognized without considering whether the Company retains the control over the financial assets or not.

Employee benefits	Under the Projected Unit Credit Method, the Company recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.	The Company establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting period.

Customer loyalty program	Allocate some of the consideration received or receivable from the sales transaction to the award credits and defer the recognition of revenue.	Recognize as provision or accounts Payable.